Exhibit 99.5

Unaudited supplemental condensed consolidating financial information of

TEMBEC INC.

Nine months ended June 28, 2014 and June 29, 2013

TEMBEC INC.
SUPPLEMENTAL INFORMATION

June 28, 2014

Supplemental condensed consolidating financial information

The following condensed consolidating financial information is prepared in compliance with National Instrument 51-102 – Continuous Disclosure Obligations, under Canadian securities laws.

The senior secured notes (the “Notes”) of Tembec Industries Inc. (the "Subsidiary Issuer") are fully and unconditionally guaranteed on a joint and several basis by Tembec Inc. (the "Parent Company") and most of the Subsidiary Issuer’s subsidiaries located in Canada (the “Guarantor Subsidiaries”). The Subsidiary Issuer and each of the Guarantor Subsidiaries are 100% owned by the Parent Company. The Notes are not guaranteed by the Company’s other subsidiaries (the “Other Subsidiaries”).

The following supplemental condensed consolidating financial information sets forth, on an unconsolidated basis, the balance sheets as at June 28, 2014 and June 29, 2013, the statements of comprehensive earnings (loss) and the statements of cash flows for the nine-month period then ended, for the Parent Company and for the Subsidiary Issuer. It also provides the same information on a combined basis for the Guarantor Subsidiaries and the Other Subsidiaries.

The supplemental condensed consolidating financial information, which has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), reflects the investments of the Parent Company in the Subsidiary Issuer using the equity method. Investments of the Subsidiary Issuer in the Guarantor Subsidiaries and Other Subsidiaries are also accounted for using this method.

More information on the Company and its significant accounting policies are included in the audited consolidated financial statements for the year ended September 28, 2013. The Company adopted the amended IAS 19, Employee Benefits, and has restated its comparative period results accordingly. Details on the effect of adopting amended IAS 19 are included in note 2 of the unaudited interim consolidated financial statements for the quarter ended June 28, 2014.

TEMBEC Supplemental Information for third quarter 2014	1

TEMBEC INC.
SUPPLEMENTAL INFORMATION

June 28, 2014

Supplemental condensed consolidating financial information

Condensed Consolidated Balance Sheets

(unaudited)(in millions of Canadian dollars)

				June 28, 2014
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$-	$-	$8	$18	$-	$26
Restricted cash	-	-	-	3	-	3
Trade and other receivables	37	379	405	98	(745)	174
Income tax receivable	-	1	-	4	-	5
Inventories	-	-	228	37	-	265
Prepaid expenses	-	2	7	2	-	11
Assets classified as held for sale	-	-	5	-	-	5
	37	382	653	162	(745)	489

Investments	325	498	-	-	(823)	-
Property, plant and equipment	-	6	459	135	-	600
Biological assets	-	-	2	-	-	2
Employee future benefits	-	4	29	-	-	33
Other long-term receivables	-	8	-	1	-	9
Deferred tax assets	-	-	-	6	-	6
	$362	$898	$1,143	$304	$(1,568)	$1,139

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Operating bank loans	$-	$-	$79	$8	$-	$87
Trade, other payables and accrued charges	121	265	517	53	(745)	211
Interest payable	-	1	1	-	-	2
Income tax payable	-	-	-	-	-	-
Provisions	-	5	-	-	-	5
Current portion of long-term debt	1	-	2	16	-	19
	122	271	599	77	(745)	324

Long-term debt	1	315	115	10	(3)	438
Provisions	-	-	11	-	-	11
Employee future benefits	-	92	16	17	-	125
Other long-term liabilities	-	-	2	-	-	2
	123	678	743	104	(748)	900

Shareholders' equity:
Share capital	568	555	774	34	(1,363)	568
Retained earnings (deficit)	(344)	(350)	(374)	151	573	(344)
Accumulated other comprehensive earnings (loss)	15	15	-	15	(30)	15
	239	220	400	200	(820)	239
	$362	$898	$1,143	$304	$(1,568)	$1,139

TEMBEC Supplemental Information for third quarter 2014	2

TEMBEC INC.
SUPPLEMENTAL INFORMATION

June 28, 2014

Supplemental condensed consolidating financial information

Condensed Consolidated Balance Sheets (continued)

(unaudited)(in millions of Canadian dollars)

				September 28, 2013 (restated(1) )
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$-	$-	$19	$54	$-	$73
Restricted cash	-	-	-	1	-	1
Trade and other receivables	36	311	273	76	(539)	157
Income tax receivable	-	-	-	-	-	-
Inventories	-	-	200	37	-	237
Prepaid expenses	-	1	4	1	-	6
Assets classified as held for sale	-	-	7	-	-	7
	36	312	503	169	(539)	481

Investments	256	462	-	-	(718)	-
Property, plant and equipment	-	7	366	123	-	496
Biological assets	-	-	5	-	-	5
Employee future benefits	-	6	18	-	-	24
Other long-term receivables	-	8	-	2	-	10
Deferred tax assets	-	-	-	5	-	5
	$292	$795	$892	$299	$(1,257)	$1,021

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Operating bank loans	$-	$-	$53	$4	$-	$57
Trade, other payables and accrued charges	71	187	416	60	(539)	195
Interest payable	-	10	-	-	-	10
Income tax payable	-	(1)	-	9	-	8
Provisions	-	6	-	-	-	6
Current portion of long-term debt	1	-	1	14	-	16
	72	202	470	87	(539)	292

Long-term debt	1	303	53	15	(3)	369
Provisions	-	-	12	-	-	12
Employee future benefits	-	91	16	20	-	127
Other long-term liabilities	-	-	2	-	-	2
	73	596	553	122	(542)	802

Shareholders' equity:
Share capital	567	555	731	34	(1,320)	567
Retained earnings (deficit)	(354)	(362)	(392)	137	617	(354)
Accumulated other comprehensive earnings (loss)	6	6	-	6	(12)	6
	219	199	339	177	(715)	219
	$292	$795	$892	$299	$(1,257)	$1,021

(1) See note 2 of the unaudited interim consolidated financial statements for the quarter ended June 28, 2014

TEMBEC Supplemental Information for third quarter 2014	3

TEMBEC INC.
SUPPLEMENTAL INFORMATION

June 28, 2014

Supplemental condensed consolidating financial information

Condensed Consolidated Balance Sheets (continued)
(unaudited)(in millions of Canadian dollars)

				June 29, 2013 (restated(1)
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$-	$-	$58	$36	$-	$94
Restricted cash	-	-	-	-	-	-
Trade and other receivables	36	324	233	77	(517)	153
Income tax receivable	-	-	-	-	-	-
Inventories	-	-	198	40	-	238
Prepaid expenses	-	1	6	1	-	8
Assets classified as held for sale	-	-	-	-	-	-
	36	325	495	154	(517)	493
Investments	204	407	-	-	(611)	-
Property, plant and equipment	-	6	338	118	-	462
Biological assets	-	-	4	-	-	4
Employee future benefits	-	-	-	-	-	-
Other long-term receivables	-	9	-	2	-	11
Deferred tax assets	1	(2)	-	3	-	2
	$241	$745	$837	$277	$(1,128)	$972

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Operating bank loans	$-	$-	$57	$-	$-	$57
Trade, other payables and accrued charges	70	168	411	53	(517)	185
Interest payable	-	1	1	-	-	2
Income tax payable	-	(1)	-	6	-	5
Provisions	-	6	-	-	-	6
Current portion of long-term debt	1	-	-	15	-	16
	71	174	469	74	(517)	271
Long-term debt	1	310	41	21	(8)	365
Provisions	-	-	12	-	-	12
Employee future benefits	-	113	14	26	-	153
Other long-term liabilities	-	-	2	-	-	2
	72	597	538	121	(525)	803

Shareholders' equity:
Share capital	567	555	731	40	(1,326)	567
Retained earnings (deficit)	(401)	(410)	(432)	113	729	(401)
Accumulated other comprehensive earnings (loss)	3	3	-	3	(6)	3
	169	148	299	156	(603)	169
	$241	$745	$837	$277	$(1,128)	$972

(1) See note 2 of the unaudited interim consolidated financial statements for the quarter ended June 28, 2014

TEMBEC Supplemental Information for third quarter 2014	4

TEMBEC INC.
SUPPLEMENTAL INFORMATION

June 28, 2014

Supplemental condensed consolidating financial information

Condensed Consolidated Statements of Comprehensive Earnings (Loss)

(unaudited)(in millions of Canadian dollars, unless otherwise noted)

	Nine months ended June 28, 2014
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
Sales	$-	$-	$936	$196	$(12)	$1,120
Freight and other deductions	-	-	133	10	-	143
Lumber export taxes	-	-	-	-	-	-
Cost of sales (excluding depreciation and amortization)	-	-	745	131	(12)	864
Selling, general and administrative	-	3	36	11	-	50
Share-based compensation	-	2	-	-	-	2
Depreciation and amortization	-	1	18	7	-	26
Other items	-	10	(31)	-	-	(21)
Operating earnings (loss)	-	(16)	35	37	-	56

Interest, foreign exchange and other	7	(9)	18	(7)	19	28
Exchange loss on long-term debt	-	11	-	-	-	11
Net finance costs (income)	7	2	18	(7)	19	39
Earnings (loss) before income taxes and share of results for equity accounting	(7)	(18)	17	44	(19)	17
Income tax expense (recovery)	-	(1)	-	14	-	13
Share of results for equity accounting	11	23	-	-	(34)	-
Net earnings (loss)	4	6	17	30	(53)	4

Other comprehensive earnings (loss), net of income taxes:
Defined benefit pension plans and other benefit plans	7	7	1	3	(11)	7
Income tax recovery (expense)	(1)	(1)	-	-	1	(1)
Foreign currency translation differences for foreign operations	9	9	-	9	(18)	9
Other comprehensive earnings for the period	15	15	1	12	(28)	15
Total comprehensive earnings	$19	$21	$18	$42	$(81)	$19
Basic and diluted net earnings in dollars per share						$0.04

TEMBEC Supplemental Information for third quarter 2014	5

TEMBEC INC.
SUPPLEMENTAL INFORMATION

June 28, 2014

Supplemental condensed consolidating financial information

Condensed Consolidated Statements of Comprehensive Earnings (Loss) (continued)

(unaudited)(in millions of Canadian dollars, unless otherwise noted)

				Nine months ended June 29, 2013 (restated (1))
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
Sales	$-	$2	$1,009	$188	$(17)	$1,182
Freight and other deductions	-	-	149	13	(4)	158
Lumber export taxes	-	-	2	-	-	2
Cost of sales (excluding depreciation and amortization)	-	-	794	111	(13)	892
Selling, general and administrative	-	6	39	11	-	56
Share-based compensation	-	1	-	-	-	1
Depreciation and amortization	-	-	23	6	-	29
Other items	-	1	26	1	-	28
Operating earnings (loss)	-	(6)	(24)	46	-	16

Interest, foreign exchange and other	4	(3)	16	(1)	16	32
Exchange loss on long-term debt	-	21	-	-	-	21
Net finance costs (income)	4	18	16	(1)	16	53
Earnings (loss) before income taxes and share of results for equity accounting	(4)	(24)	(40)	47	(16)	(37)
Income tax expense (recovery)	(1)	1	-	16	-	16
Share of results for equity accounting	(50)	(27)	-	-	77	-
Net earnings (loss)	(53)	(52)	(40)	31	61	(53)

Other comprehensive earnings (loss), net of income taxes:
Defined benefit pension plans and other benefit plans	107	107	37	13	(157)	107
Income tax recovery (expense)	-	-	-	-	-	-
Foreign currency translation differences for foreign operations	12	12	-	12	(24)	12

Other comprehensive earnings for the period	119	119	37	25	(181)	119
Total comprehensive earnings (loss)	$66	$67	$(3)	$56	$(120)	$66
Basic and diluted net loss in dollars per share						$(0.53)

(1) See note 2 of the unaudited interim consolidated financial statements for the quarter ended June 28, 2014

TEMBEC Supplemental Information for third quarter 2014	6

TEMBEC INC.
SUPPLEMENTAL INFORMATION

June 28, 2014

Supplemental condensed consolidating financial information

Condensed Consolidated Statements of Cash Flows

(unaudited)(in millions of Canadian dollars)

				Nine months ended June 28, 2014
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
Cash flows from operating activities:
Net earnings (loss)	$4	$6	$17	$30	$(53)	$4
Adjustments for:
Depreciation and amortization	-	1	18	7	-	26
Net finance costs (income)	7	2	18	(7)	19	39
Income tax expense (recovery)	-	(1)	-	14	-	13
Income tax paid	-	-	-	(27)	-	(27)
Excess cash contributions over employee future benefits expense	-	(10)	(3)	(3)	-	(16)
Impairment loss	-	-	-	-	-	-
Share of results for equity accounting	(11)	(23)	-	-	34	-
Gain on sale of assets	-	-	(35)	-	-	(35)
Settlement loss on pension plan	-	7	-	-	-	7
Other	-	3	1	-	-	4
	-	(15)	16	14	-	15
Change in non-cash working capital:
Trade and other receivables	(1)	(70)	(130)	(20)	207	(14)
Inventories	-	-	(28)	-	-	(28)
Prepaid expenses	-	-	(3)	(1)	-	(4)
Trade, other payables and accrued charges	49	82	91	1	(207)	16
	48	12	(70)	(20)	-	(30)
	48	(3)	(54)	(6)	-	(15)
Cash flows from investing activities:
Disbursements for property, plant and equipment	-	-	(106)	(13)	-	(119)
Proceeds from sale of assets	-	1	39	-	-	40
Change in restricted cash	-	-	-	(2)	-	(2)
Investments in a subsidiary	(42)	-	-	-	42	-
Interest received	-	43	9	1	(53)	-
Other	-	-	-	-	-	-
	(42)	44	(58)	(14)	(11)	(81)
Cash flow from financing activities:
Change in operating bank loans	-	-	26	4	-	30
Increase in long-term debt	-	-	63	1	-	64
Repayments of long-term debt	-	-	-	(5)	-	(5)
Proceeds from issue of share capital	-	-	42	-	(42)	-
Interest paid	(6)	(41)	(30)	(19)	53	(43)
	(6)	(41)	101	(19)	11	46
	-	-	(11)	(39)	-	(50)
Foreign exchange gain on cash and cash equivalents held in foreign currencies	-	-	-	3	-	3
Net decrease in cash and cash equivalents	-	-	(11)	(36)	-	(47)

Cash and cash equivalents, beginning of period	-	-	19	54	-	73
Cash and cash equivalents, end of period	$-	$-	$8	$18	$-	$26

TEMBEC Supplemental Information for third quarter 2014	7

TEMBEC INC.
SUPPLEMENTAL INFORMATION

June 28, 2014

Supplemental condensed consolidating financial information

Condensed Consolidated Statements of Cash Flows (continued)

(unaudited)(in millions of Canadian dollars)

			Nine months ended June 29, 2013 (restated (1))
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
Cash flows from operating activities:
Net earnings (loss)	$(53)	$(52)	$(40)	$31	$61	$(53)
Adjustments for:
Depreciation and amortization	-	-	23	6	-	29
Net finance costs (income)	4	18	16	(1)	16	53
Income tax expense (recovery)	(1)	1	-	16	-	16
Income tax paid	-	-	-	(13)	-	(13)
Excess cash contributions over employee future benefits expense	-	(20)	(4)	(1)	-	(25)
Provisions	-	-	-	-	-	-
Impairment loss	-	-	22	-	-	22
Gain on sale of assets	-	-	(1)	-	-	(1)
Share of results for equity accounting	50	27	-	-	(77)	-
Other	-	(1)	2	(3)	-	(2)
	-	(27)	18	35	-	26
Change in non-cash working capital:
Trade and other receivables	-	(29)	(50)	(10)	112	23
Inventories	-	-	13	(10)	-	3
Prepaid expenses	-	-	(1)	-	-	(1)
Trade, other payables and accrued charges	33	55	(3)	(7)	(112)	(34)
	33	26	(41)	(27)	-	(9)
	33	(1)	(23)	8	-	17
Cash flows from investing activities:
Disbursements for property, plant and equipment	-	(1)	(84)	(8)	-	(93)
Proceeds from sale of net assets	-	-	99	-	-	99
Change in restricted cash	-	-	5	-	-	5
Investments in a subsidiary	(31)	-	-	-	31	-
Interest received	-	36	3	1	(40)	-
Other	-	2	-	-	-	2
	(31)	37	23	(7)	(9)	13
Cash flow from financing activities:
Change in operating bank loans	-	-	(8)	(3)	-	(11)
Increase in long-term debt	-	-	28	-	-	28
Repayments of long-term debt	-	-	-	(5)	-	(5)
Proceeds from issue of share capital	-	-	31	-	(31)	-
Interest paid	(2)	(37)	(23)	(16)	40	(38)
Other	-	-	1	(1)	-	-
	(2)	(37)	29	(25)	9	(26)
	-	(1)	29	(24)	-	4
Foreign exchange gain on cash and cash equivalents held in foreign currencies	-	-	-	3	-	3
Net increase (decrease) in cash and cash equivalents	-	(1)	29	(21)	-	7

Cash and cash equivalents, beginning of period	-	1	29	57	-	87
Cash and cash equivalents, end of period	$-	$-	$58	$36	$-	$94

(1) See note 2 of the unaudited interim consolidated financial statements for the quarter ended June 28, 2014

TEMBEC Supplemental Information for third quarter 2014	8